UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-SB

GENERAL FORM FOR REGISTRATION OF
SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

SUPERIOR SILVER MINES, INC.
(Name of Small Business Issuer in its charter)

State of Idaho
(State or other jurisdiction of incorporation or organization)
82-6008752
(I.R.S. Employer Identification No.)

Superior Silver Mines, Inc.
413 Cedar Street
Wallace, Idaho **(Address of principal executive offices)**

83873
(Zip Code)

Issuer's telephone number (including area code) (208) 752-1131

Securities to be registered under Section 12(b) of the Act.

Title of each class
None

Name of each exchange on which each class is to be registered:
Not Applicable

Securities registered under Section 12(g) of the Act: Common Stock
(Title of class)

PART I

ITEM 1.   DESCRIPTION OF BUSINESS

History

We were incorporated under the laws of the State of Idaho as Superior Mines Company on January 22, 1962. We were established for the purposes of mineral exploration in the state of Idaho and Montana. In 1964 our name was changed to Superior Silver Mines, Inc. The Company has been dormant for a number of years. It currently holds one unpatented mineral claim. There are no known mineral reserves on the Company's property. Due to the increase in the price of gold, silver and other metals over the past several years, management is reactivating the Company with the intention of investigating opportunities in the natural resource industry. Because we have no operations and only nominal assets we are what the Securities and Exchange Commission defines as a shell company. At such time as we cease to be a shell company we will need to file a Form 8-K that contains the information that would be required in an initial registration statement on Form 10 or Form 10SB to register a class of securities under Section 12 of the Securities Exchange Act of 1934. We will be required to file the Form 8-K within four business days after the closing of the transaction that results in our no longer being considered a shell company

We are registering its shares under the Securities Exchange Act of 1934 (the "Exchange Act") for the purpose of becoming a reporting company. The Company believes that it will be better able to finance its operations if it is a reporting company. Management believes the benefits of becoming a reporting company include the ability to obtain support of market makers, facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for stock options or similar benefits to key employees, and providing liquidity for all shareholders by qualifying to list on the NASDAQ supervised OTC Bulletin Board.

Risk Factors

The Company's business is subject to numerous risk factors, including the following:

- Because the Company was historically engaged in the mineral exploration industry, there exists the possibility that the Company may have environmental liability. Management has no knowledge of any actions of the Company that might give rise to such potential liability, but there can be no assurance that the Company may not at some future date be deemed to have environmental liabilities.

- The Company has had no revenues or earnings from operations. The Company has no significant assets or financial resources. As a mineral exploration company, the Company will sustain operating expenses without corresponding revenues. This will result in the Company incurring net operating losses that will increase continuously until the Company can bring a property into production or lease, joint venture or sell any property it may acquire.

- Mineral exploration and development are highly speculative and capital intensive. Most exploration efforts are not successful in that they do not result in the discovery of mineralization of sufficient quantity or quality to be profitably mined. The operations of the Company are also indirectly subject to all of the hazards and risks normally incident to developing and operating mining properties. These risks include insufficient ore reserves; fluctuations in production costs that may make mining of reserves uneconomic; significant environmental and other regulatory restrictions; labor disputes; geological problems; failure of pit walls or dams; *force majeure* events; and the risk of injury to persons, property or the environment.

- Ore reserve figures and costs are primarily estimates and are not guarantees of recovery of the indicated quantities of these metals. There are numerous uncertainties inherent in estimating proven and probable reserves and mineralization, including many factors beyond the control of the Company. The estimation of reserves and mineralization is a subjective process, and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may justify revision of such estimates. No assurance can be given that the estimate of the amount of metal or the indicated level of recovery of these metals will be realized. Reserve estimates for properties that have not yet started production may change based on actual production experience. Further, reserves are valued based on estimates of costs and metals prices. The economic value of ore reserves may be adversely affected by:

  - declines in the market price of the various metals we mine;

  - increased production or capital costs; or

  - recovery rates.

  Assumptions about prices are subject to greater uncertainty, and metals prices have fluctuated widely in the past. Declines in the market price of base or precious metals also may render reserves or mineralization containing relatively lower grades of ore uneconomic to exploit. Changes in operating and capital costs and other factors including, but not limited to, short-term operating factors such as the need for sequential development of orebodies and the processing of new or different ore grades may materially and adversely affect reserves. However, if the price of metals declines substantially below the levels used to calculate reserves for an extended period, we could experience:

  - delays in new project development;

  - increased net losses;

  - reduced cash flow;

  - reductions in reserves; and

  - write-down of asset values.

- The profitability of mining operations is directly related to the market price of the metals being mined. The market price of base and precious metals such as copper, silver and gold fluctuate widely and is affected by numerous factors beyond the control of any mining company. These factors include expectations with respect to the rate of inflation, the exchange rates of the dollar and other currencies, interest rates, global or regional political, economic or banking crises, and a number of other factors. If the market price of silver or copper should drop dramatically, the value of the Company's exploration properties could also drop dramatically; and the Company might not be able to recover its investment in those properties. The selection of a property for exploration or development, the determination to construct a mine and place it into production, and the dedication of funds necessary to achieve such purposes are decisions that must be made long before the first revenues from production will be received. Price fluctuations between the time that such decisions are made and the commencement of production can drastically affect the economics of a mine.

- Our business is subject to extensive federal, state and local laws and regulations governing development, production, labor standards, occupational health, waste disposal, use of toxic substances, environmental regulations, mine safety and other matters. New legislation and regulations may be adopted at any time that results in additional operating expense, capital expenditures or restrictions and delays in the mining, production or development of our properties. Various laws and permits require that financial assurances be in place for certain environmental and reclamation obligations and other potential liabilities. The amount of the financial assurances and the amount required to be set aside by us as collateral for these financial assurances will be dependent upon a number of factors, including our financial condition, reclamation cost estimates, development of new projects and the total dollar value of financial assurances in place.

- We compete with other mineral exploration and mining companies, almost all of which have greater financial resources than us or are further in their development, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. If we require and are unsuccessful in acquiring additional mineral properties or personnel, we will not be able to grow at the rate we desire, or at all.

- You should not rely on an investment in our common stock to provide dividend income, as we do not plan to pay cash dividends on our common stock in the foreseeable future.

- The probability of an individual prospect ever having reserves is remote. Our property does not contain any reserves. As such, any funds spent on exploration could be lost which will result in a loss of your investment.

- Our common stock is quoted on the Pink Sheets. Trading in stock quoted in the Pink Sheets is often thin and characterized by wide fluctuations in trading prices due to many factors that may have little to do with our operations or business prospects. This volatility could depress the market price of our common stock for reasons unrelated to operating performance. Moreover, the Pink Sheets is not a stock exchange, and trading of securities on the Pink Sheets is often more sporadic than the trading of securities listed on a quotation system or a stock exchange such as the Amex. Accordingly, shareholders may have difficulty reselling any of the shares.

- Our stock is a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors." The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 individually or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

In addition to the "penny stock" rules promulgated by the Securities and Exchange Commission, the NASD has adopted rules that require, in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative, low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes there is a high probability that speculative, low-priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock.

Employees

We currently have no employees. We intend to utilize the services of outside consultants and contractors to provide additional services to the Company.

Competition

There is aggressive competition within the minerals industry to discover and acquire properties considered to have commercial potential. The Company competes for the opportunity to participate in promising exploration projects with other entities, many of which have greater resources than the Company. In addition, the Company competes with others in efforts to obtain financing to explore and develop mineral properties.

Regulation

The Company's activities in the United States are subject to various federal, state, and local laws and regulations governing prospecting, development, production, labor standards, occupational health and mine safety, control of toxic substances, and other matters involving environmental protection and taxation. It is possible that future changes in these laws or regulations could have a significant impact on the Company's business, causing those activities to be economically reevaluated at that time.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation

The Company is voluntarily registering its common stock under the Securities Exchange Act of 1934. After completion of this registration, it is the Company's intention to obtain a listing on the NASDAQ Supervised OTC Bulletin Board. The Company believes that listing on the OTCBB will facilitate the Company's efforts to obtain additional equity financing.

The Company does not anticipate a significant change in the number of employees during the next 12 months. The Company intends to rely upon the use of outside consultants to provide services to the Company. These plans could change depending upon the timing and nature of any acquisitions of mineral exploration properties (none of which are under consideration at this time). During the next 12 months, the Company expects to be able to satisfy its cash requirements. The Company does not foresee the need to raise additional capital during this period.

Off-Balance Sheet Arrangements

There are no preliminary agreements or understandings between the Company and its officers and directors or affiliates or lending institutions with respect to any loan agreements.

ITEM 3.   DESCRIPTION OF PROPERTY

We currently hold one unpatented mining claim. There are no known mineral resources on this property and we do not intend to conduct any exploration activities on the property

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the number and percentage of shares of common stock of the Company held by any person known to the Company to be the beneficial owner (as such term is defined in Rule 13d-3 under the Exchange Act) of more than five percent and each director, each of the named executive officers and directors and officers as a group.

Security Ownership of Certain Beneficial Owners

The following table sets forth information as of December 11, 2007, regarding any person known to the Company to be the beneficial owner of more than five percent of any class of the Company's voting securities.

Title of Class	Name of Beneficial Owner	Amount	Percent of Class (1)
Common	H. F. Magnuson (2)	2,160,000	10.46%

(1) Based on 20,654,398 shares issued and outstanding

(2) H.F. Magnuson is the father of H. James Magnuson, one of our directors.

Security Ownership of Management

The following table sets forth certain information as of December 11, 2007, regarding the number and percentage of shares of common stock of the Company beneficially owned by each director, each of the named executive officers and directors and officers as a group.

Title of Class	Name & Address of Beneficial Owner	Amount & Nature of Beneficial Ownership	Percent of Class[1]
Common	H. James Magnuson	1,761,114[2]	8.50%
Common	Thomas S. Smith	1,094,000	5.30%
Common	Arthur P. Dammarell	475,500	2.30%
Common	Dennis O'Brien	140,000	0.68%
Common	Terrence J. Dunne	902,134	4.37%
Common	Dale B. Lavigne	75,000	0.36%
	Total of all executive officers and directors (6 individuals)	4,447,748	21.50%

(1) Based on 20,654,398 shares issued and outstanding plus for each person listed.

(2) Includes 1,368,891 shares held in trust for the benefit of Mr. Magnuson's relatives. As trustee, Mr. Magnuson has the power to vote such shares but disclaims any beneficial ownership in the shares.

Changes in Control

There are no arrangements known to the Company, the operation of which may at a subsequent time result in the change of control of the Company.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Executive Officers and Directors

The following information is provided as of December 11, 2007 with respect to each executive officer and director of the Company:

Name	Position
Thomas S. Smith	Director and President
H. James Magnuson	Director and Vice President
Dennis O'Brien	Secretary and principal accounting officer
Terrence J. Dunne	Director
Arthur P. Dammarell	Director
Dale B. Lavigne	Director

Thomas S. Smith has been a Director and the President of the Company for more than the past fifteen years. Mr. Smith has been engaged in the private practice of law for more than the past five years. Mr. Smith received his Bachelor of Business degree from the University of Idaho and his Juris Doctorate from Gonzaga University. Mr. Smith serves as the president and a director of Nevada Stewart Mining Company, a director of Highland Surprise Mining Company, and the Secretary/treasurer of Homestake Silver and Lead Mining Company, all of which are non-reporting public companies.

H. James Magnuson is a Director of the Company. Since 1979, Mr. Magnuson has been an attorney engaged in the private practice of Law in Coeur d'Alene, Idaho. Mr. Magnuson received his Bachelor of Science degree from the University of Idaho and is graduated from Boston College with a Juris Doctorate.

Dennis O'Brien, CPA is a Director and the Secretary of the Company. Since 1990, Mr. O'Brien has been the accountant for H .F. Magnuson & Company in Wallace, Idaho. Mr. O'Brien is graduated from Northern Illinois University with a Bachelor of Science degree with a major in accounting. Mr. O'Brien serves as a director and secretary of numerous non-reporting public companies.

Terrence J. Dunne is a Director of the Company. For approximately the last five years, Mr. Dunne has operated as a business consultant through his company Terrence J. Dunne & Associates. Mr. Dunne is graduated with a Bachelor of Business degree, a Master's of Business and a Master's in Taxation all from Gonzaga University. Mr. Dunne serves as the chief financial officer and as a director of Gold Crest Mines, Inc.; and as president and a director of Hanover Gold Company.

Arthur P. Dammarell is a Director of the Company. From 2000 through March 2006, Mr. Dammarell was the principal financial officer of Nova Oil, Inc. (now Nova Biosource Fuels, Inc.). Mr. Dammarell is graduated from Eastern Washington University with a Bachelor of Arts degree in Urban and Regional Planning.

Dale B. Lavigne is a Director of the Company. Mr. Lavigne is graduated from the University of Montana with a Bachelor of Science degree in Pharmacy. For the past 47 years, Mr. Lavigne has been the Chairman and a Director of the Osburn Drug Company, Inc.; a 4-store chain of drug stores in North Idaho. Mr. Lavigne is also a Director of Daybreak Oil and Gas, Inc. Mr. Lavigne is the former Chairman of the First National Bank of North Idaho, a former member of the Gonzaga University Board of Regents, former President of the Silver Valley Economic Development Corporation, and a current member of the Governor's Task Force on Rural Idaho.

Board Committees

The entire Board of Directors presently serves as our Audit, Nominating and Compensation Committees and will continue to serve in such capacity until said committees are established. We have not yet adopted a Code of Ethics for our Executive Officers but intend to do so in the first quarter of 2008.

Director Independence

Director	Company Employee (1)	Compensation from Company (2)	Other Relationship (3)	Independent Director
Thomas S. Smith	No	No	Yes	No
H. James Magnuson	No	No	Yes	No
Terrence J. Dunne	No	No	No	Yes
Arthur P. Dammarell	No	No	No	Yes
Dale B. Lavigne	No	No	No	Yes

(1) a director who is, or at any time during the past three years was, employed by the company or by any parent or subsidiary of the company;

(2) a director who accepted or who has a Family Member who accepted any compensation from the company in excess of $60,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

   (i)   compensation for board or board committee service;

   (ii) compensation paid to a Family Member who is an employee (other than an executive officer) of the company or;

   (iii) benefits under a tax-qualified retirement plan, or non-discretionary compensation

(3) Other relationships include:

(i) a director who is a Family Member of an individual who is, or at any time during the past three years was, employed by the Company or by any parent or subsidiary of the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more, other than (i) payments arising solely from investments in the company's securities; or (ii) payments under non-discretionary charitable contribution matching programs.

(ii) a director of the Company who is, or has a Family Member who is, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of the Company serve on the compensation committee of such other entity; or

(iii) a director who is, or has a Family Member who is, a current partner of the Company's outside auditor, or was a partner or employee of the Company's outside auditor who worked on the Company's audit at any time during any of the past three years.

Conflicts of Interest

Officers and Directors have a fiduciary duty to our shareholders and owe the Company a duty to advance the Company's business interests when the opportunity to do so arises. As a result, Officers and Directors are prohibited from taking personal advantage of certain business opportunities in which the Company may be interested. This so-called "corporate opportunity doctrine" is complicated and it is not possible to clearly define all of the business opportunities which belong or could be of interest to the Company and what business opportunities may be taken advantage of personally by Officers or Directors. The most common types of situations falling within this corporate opportunity doctrine prohibit Officers and Directors from: (i) personally taking advantage of any business opportunity that typically would be pursued by, or would be of interest to, the Company; (ii) personally taking advantage of any other business opportunity that the Company may want to take advantage of if the opportunity is discovered using Company property, business contacts or information, or that the Officer becomes aware of because he or she works for the Company (or that a Director becomes aware of in his or her capacity as a director of the Company).

Legal Proceedings

No Director, or person nominated to become a Director or Executive Officer, has been involved in any legal action involving the Company during the past five years.

ITEM 6.   EXECUTIVE COMPENSATION

None of our officers or directors receive any compensation for serving in such position nor have they received any compensation during the past two fiscal years.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There have been no transactions or series of transactions, or proposed transactions during the last two years to which the Registrant is a party in which any Director, nominee for election as a Director, executive officer or beneficial owner of five percent or more of the Registrant's common stock, or any member of the immediate family of the foregoing had or is to have a direct or indirect material interest exceeding $60,000.

ITEM 8.   DESCRIPTION OF SECURITIES

COMMON STOCK

We are authorized to issue five hundred million (500,000,000) shares of $0.0001 par value common stock. All of the common stock authorized has equal voting rights and powers without restrictions in preference. All shares of common stock are equal to each other with respect to voting, liquidation, dividend and other rights. Owners of shares of common stock are entitled to one vote for each share of common stock owned at any shareholders' meeting. Holders of shares of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor; and upon liquidation, are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders.

At December 11, 2007, there were 20,654,398 shares of common stock issued and outstanding held by approximately 1,392 shareholders of record. There are no outstanding options.

PREFERRED STOCK

We are authorized to issue 10,000,000 shares of Preferred Stock. At December 11, 2007, there were no shares of preferred stock issued and outstanding. The Preferred Stock is entitled to preference over the Common Stock with respect to the distribution of assets of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntarily or involuntarily, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs. The authorized but un-issued shares of Preferred Stock may be divided into and issued in designated series from time to time by one or more resolutions adopted by the Board of Directors. The Directors in their sole discretion have the power to determine the preferences, limitations, and relative rights of each series of Preferred Stock within the limits set forth in the Idaho Business Corporations Act. As of the date of this memorandum, no preferred stock has been issued.

There are no conversion, preemptive, or other subscription rights or privileges with respect to any shares. Our stock does not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of the shares voting in an election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent (50%) would not be able to elect any directors.

Transfer Agent

We utilize the services of Columbia Stock Transfer Company, 601 East Seltice Way, Suite 202, Post Falls, Idaho 83854, as our transfer agent and registrar.

PART II

ITEM 1.   MARKET PRICE OF COMMON EQUITY AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our Common Stock is traded on the over-the-counter market in the Pink Sheets. The following table shows the high and low bid prices for the Common Stock for each quarter since January 1, 2005. The quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions.

Fiscal Year	High Closing	Low Closing
2005:		
First Quarter	.07	.04
Second Quarter	.06	.03
Third Quarter	.10	.03
Fourth Quarter	.10	.05
2006:		
First Quarter	.07	.03
Second Quarter	.12	.03
Third Quarter	.20	.12
Fourth Quarter	.22	.16
2007:		
First Quarter	.25	.16
Second Quarter	.17	.15
Third Quarter	.15	.10

Holders

As of December 11, 2007, there were approximately 1,392 shareholders of record of the Company's common stock.

Dividends

We have never paid any dividends and does not anticipate the payment of dividends in the foreseeable future.

ITEM 2.   LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings, nor have any judgments been taken, nor have any actions or suits been filed or threatened against it or its Managers in their capacities as such, nor are the Officers and Directors aware of any such claims that could give rise to such litigation.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

During the Company's two most recent fiscal years and subsequent interim period, the principal accountant had not resigned (or declined to stand for re-election) or was dismissed.

In addition, the Company's principal accountant had no disagreements with the Company on any matter of Financial Reporting Policies and Procedures.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

During December 2006, the Company sold 552,000 shares of its unregistered common stock for $0.025 per share. The proceeds to the Company from the sale were $13,800. Management believes that the offering was exempt from registration under the Securities Act of 1933 ("the Act') pursuant to Section 4(2) of the Act and Rule 506 of Regulation D. Proceeds from the offering were used to fund the Company's general and administrative expenses. No commissions were paid in connection with the offering.

During July and August 2007, the Company sold 10,325,000 shares of its unregistered common stock for $0.04 per share. The shares were offered and sold only to accredited investors as that term is defined in Regulation D. Commissions of $41,300 were paid to underwriters in connection with the offering. These shares were issued on September 13, 2007 and the proceeds to the Company from the offering were $360,085. the names of the purchasers and the number of shares acquired and the dollar amount invested are set forth as follows:

Name	Amount	Shares
Arthur P. Dammarell Jr.	15,000	375,000
Dale B. Lavigne	3,000	75,000
Daniel R. McKinney Sr.	20,000	500,000
Dante J. Gallinetti, Trustee	5,000	125,000
Frank H. Etter & Patricia A. Etter, TIC	10,000	250,000
G. Wesley Sodorff Jr.	17,000	425,000
Gary Thams	20,000	500,000
Greg Lipsker	10,000	250,000
Gregory M. Wilson, JTWROS	5,000	125,000
Harry F. Magnuson	68,000	1,700,000
James A. Fish	5,000	125,000
James F. Etter	20,000	500,000
James F. McQuade	16,000	400,000
James J. Workland	10,000	250,000
Joe P. Mazzie	10,000	250,000
Joel Lorenzen	5,000	125,000
John A. Pring Jr.	20,000	500,000
John R. Coghlan	10,000	250,000
Judy T. Booth, TIC	4,000	100,000
Kenneth D. Hrycenko	20,000	500,000
Kirk Hopkins	5,000	125,000
Larry L. Eastland & Beverly Eastland, TIC	5,000	125,000
Loucks Trust	5,000	125,000
Martyn A. Powell	20,000	500,000
Michael A. Kirk	2,000	50,000
Michael Agostinelli	4,000	100,000
Michael D. Cannon	3,000	75,000
Michael E. Templeton	5,000	125,000
Philip J. Carstens	3,000	75,000
Smith F. Hogsett	4,000	100,000
Terry Dunne	29,000	725,000
Thomas S. Smith	20,000	500,000
William J. Winkler	10,000	250,000
William Loucks	5,000	125,000
	413,000	10,325,000

Management believes that the offering was exempt from registration under the Securities Act of 1933 ("the Act') pursuant to Section 4(2) of the Act and Rule 506 of Regulation D. Proceeds from the offering are expected to be used to fund the Company's general and administrative expenses.

During October 2007, the Company sold 516,250 shares of its unregistered common stock for $0.08 per share. This sale related to the exercise of all of the warrants received by the Placement Agent in the July and August 2007 private placement. The proceeds to the Company from the exercise were $41,300. Proceeds from the exercise are expected to be used to fund the Company's general and administrative expenses. Management believes that the sales were exempt from registration under the Securities Act of 1933 ("the Act') pursuant to Section 4(2) of the Act.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

Although the Company's Articles of Incorporation and By Laws do not address the subject of indemnification, The Idaho Business Corporations Act Sections 30-1-850 through 30-1-859, permits the Company to indemnify its officers and directors against liabilities they incur in such positions. Pursuant to the Idaho Business Corporations Act, both permissible and mandatory indemnification is provided for officers and directors of the Company.

Permissive Indemnification

(1)   Except as otherwise provided by law, a corporation may indemnify an individual who is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative and whether formal or informal (a "Proceeding") because he is a director against liability incurred in the proceeding if:

(a)   (i)   He conducted himself in good faith; and

(ii)   He reasonably believed:

(A)   In the case of conduct in his official capacity, that his conduct was in the best interest of the corporation, and

(B)   In all cases, that his conduct was at least not opposed to the best interests of the corporation; and

(iii)   In the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful; or

(b)   He engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation, as authorized by section 30-1-202(2)(e), Idaho Code.

(2)   A director's conduct with respect to an employee plan for a purpose he reasonably believed to be in the best interests of the participants in, and the beneficiaries of, the plan is conduct that satisfies the requirement of subsection (1)(a)(ii)(B) above.

(3)   The termination of a proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, is not, of itself, determinative that the director did not meet the relevant standard of conduct described in this section.

(4)   Unless ordered by a court under section 30-1-854(1)(c), Idaho Code, a corporation may not indemnify a director:

(a)   In connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct under subsection (1) of this section; or

(b)   In connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that he received a financial benefit to which he was not entitled, whether or not involving action in his official capacity.

Mandatory Indemnification

A corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

Public Policy

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

PART F/S

Superior Silver Mines, Inc.
Table of Contents

Superior Silver Mines, Inc.
Balance Sheet at September 30, 2007 (unaudited)

ASSETS

Current assets:

Cash and cash equivalents	$	343,004
Total assets	$	343,004

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

Accounts payable	$	6,530
Total current liabilities		6,530

Stockholders' equity:

Common stock; $0.0001 par value; 20,138,949 shares issued and outstanding; 500,000,000 shares authorized	2,014
Additional paid in capital	1,149,848
Accumulated deficit	(815,388)
Total stockholders' equity	336,474

Total liabilities and stockholders' equity	$	343,004

The accompanying notes are an integral part of these financial statements.

Superior Silver Mines, Inc.
Statement of Operations for the nine months ended September 30, 2007 (unaudited)

Income:
   Interest income $ 361

Operating expenses:

Legal fees	16,192
Audit fees	10,090
General and administrative	6,605
Office supplies and expense	340
Operating expenses	33,227

Net loss $ (32,866)

Net loss per common share $ Nil

Weighted average number of shares
  outstanding – basic   10,961,171

The accompanying notes are an integral part of these financial statements.

Superior Silver Mines, Inc.
Statement of Cash Flows for the nine months ended September 30, 2007 (unaudited)

Cash flows from operating activities:		
Net loss	$	(32,866)
Change in:		
Accounts payable		2,035
Net cash used by operating activities		(30,831)
Cash flows from financing activities:		
Issuance of capital stock		360,085
Net cash provided by financing activities		360,085
Net increase in cash		329,254
Cash at beginning of period		13,750
Cash at end of period	$	343,004

The accompanying notes are an integral part of these financial statements.

Superior Silver Mines, Inc.
Notes to Financial Statements

1. Description of Business

Superior Silver Mines, Inc. was formed in 1962 and incorporated on January 22, 1962 in the State of Idaho. The Company was organized to locate and develop mineral properties located principally in the United States of America. The Company has incurred losses since its inception and relies on related party advances and sales of its unregistered stock to fund operations.

The unaudited financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the Company's management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of the interim financial statements have been included. Operating results for the nine month period ended September 30, 2007, are not necessarily indicative of the results that may be expected for the full year ending December 31, 2007.

2. Stockholders' Equity

Common Stock

At December 31, 2006, the Company was authorized to issue up to 10,000,000 shares of its $0.10 par value common stock.

During 2007, the Company's shareholders approved a change in the authorized common stock of the Company from 10,000,000 shares of $0.10 par value common stock to 500,000,000 shares of $0.0001 par value common stock. The shareholders also approved the authorization of 10,000,000 shares of $0.0001 per share preferred stock.

Private Placement

During December 2006, the Company sold 552,000 shares of its unregistered common stock for $0.025 per share. The proceeds to the Company from the sale were $13,800. Management believes that the offering was exempt from registration under the Securities Act of 1933 ("the Act') pursuant to Section 4(2) of the Act and Rule 506 of Regulation D. Proceeds from the offering are expected to be used to fund the Company's general and administrative expenses.

During July and August 2007, the Company sold 10,325,000 shares of its unregistered common stock for $0.04 per share. These shares were issued on September 13, 2007 and the proceeds to the Company from the offering were $360,085.

Management believes that the offering was exempt from registration under the Securities Act of 1933 ("the Act') pursuant to Section 4(2) of the Act and Rule 506 of Regulation D. Proceeds from the offering are expected to be used to fund the Company's general and administrative expenses.

Superior Silver Mines, Inc.
Notes to Financial Statements

3.   Related Party Transactions

At September 30, 2007 the Company owed H.F. Magnuson & Company, a company controlled by H.F. Magnuson, father of a Director of the Company, $1,440 for office expenses incurred during 2007.

4.   Subsequent Event

During October 2007, the Company sold 516,250 shares of its unregistered common stock for $0.08 per share. This sale related to the exercise of all of the warrants received by the Placement Agent in the July and August 2007 private placement. The proceeds to the Company from the exercise were $41,300. Proceeds from the exercise are expected to be used to fund the Company's general and administrative expenses.



A PROFESSIONAL SERVICES FIRM
Certified Public Accountants | Business Consultants

dm-t
decoria • maichel • teague

1105 W. Francis, Suite A
Spokane, Washington 99205

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Superior Silver Mines, Inc.

We have audited the accompanying balance sheets of Superior Silver Mines, Inc., ("the Company") as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Superior Silver Mines, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

DeCoria, Maichel + Teague P.S.

October 19, 2007

Spokane, Washington

Superior Silver Mines, Inc.
Table of Contents

Superior Silver Mines, Inc.
Balance Sheets at December 31, 2006 and 2005

ASSETS

Current assets:		2006		2005
Cash and cash equivalents	$	13,750	$	3,176
Total assets	$	13,750	$	3,176

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:				
Accounts payable	$	4,495	$	
Total current liabilities		4,495		
Stockholders' equity:				
Common stock; $0.10 par value;				
9,813,949 and 8,813,949 shares issued and				
outstanding; 10,000,000 shares authorized		981,395		881,395
Common stock discount		(189,618)		(114,618)
Accumulated deficit		(782,522)		(763,601)
Total stockholders' equity		9,255		3,176
Total liabilities and stockholders' equity	$	13,750	$	3,176

The accompanying notes are an integral part of these financial statements.

Superior Silver Mines, Inc.
Statements of Operations for the years ended December 31, 2006 and 2005

Operating expenses:		**2006**		**2005**
Environmental consulting	$	7,400	$	-
Management and consulting		11,200		-
Office supplies and expense		321		-
Operating expenses		18,921		-
Net loss	$	(18,921)	$	-
Net loss per common share	$	Nil	$	-
Weighted average number of shares outstanding – basic		9,072,207		8,813,949

The accompanying notes are an integral part of these financial statements.

Superior Silver Mines, Inc.
Statements of Changes in Stockholders' Equity
For the years ended December 31, 2006 and 2005

	Common Stock		Common Stock Discount	Accumulated Deficit	Total
	Shares	Amount			
Balance at December 31, 2004	8,813,949	$ 881,395	$ (114,618)	$ (763,601)	$ 3,176
Balance December 31, 2005	8,813,949	881,395	(114,618)	(763,601)	3,176
Common stock:					
Issued for management and consulting expenses	448,000	44,800	(33,600)		11,200
Issued for cash at $0.025 per share in private placement	552,000	55,200	(41,400)		13,800
Net loss				(18,921)	(18,921)
Balances December 31, 2006	9,813,949	$ 981,395	$ (189,618)	$ (782,522)	$ 9,255

The accompanying notes are an integral part of these financial statements.

Superior Silver Mines, Inc.
Statements of Cash Flows for the years ended December 31, 2006 and 2005

Cash flows from operating activities:		**2006**		**2005**
Net loss	$	(18,921)	$	
Common stock issued for management and consulting expenses		11,200		
Change in:				
Accounts payable		4,495		
Net cash used by operating activities		(3,226)		
Cash flows from financing activities:				
Issuance of common stock		13,800		
Net cash provided by financing activities		13,800		
Net increase in cash		10,574		
Cash at beginning of year		3,176		3,176
Cash at end of year	$	13,750	$	3,176

The accompanying notes are an integral part of these financial statements.

Superior Silver Mines, Inc.
Notes to Financial Statements

1. Description of Business

Superior Silver Mines, Inc. was formed in 1962 and incorporated on January 22, 1962 in the State of Idaho. The Company was organized to locate and develop mineral properties located principally in the United States of America. The Company has incurred losses since its inception and relies on related party advances and sales of its unregistered stock to fund operations.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

For the purpose of the balance sheet and statement of cash flows, the Company considers all highly liquid investments purchased, with an original maturity of three months or less, to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and accounts payable, approximated their fair values at December 31, 2006.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

Income taxes are recognized in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized. The Company has not recorded an income tax provision, as it has no taxable income.

Net Loss Per Share

Such amounts, representing basic and diluted loss per share, are computed based on the weighted average number of shares outstanding during the period ended December 31, 2006.

Superior Silver Mines, Inc.
Notes to Financial Statements

2.   Summary of Significant Accounting Policies, continued:

Stock Based Compensation

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), "Share-Based Payment." This Statement is a revision to SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" under which guidance the intrinsic value method was prescribed for awards to employees for services. SFAS No. 123(R) requires the measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render service.

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006. There was no impact on the financial statements as of and for the year ended December 31, 2006 as a result of the adoption of SFAS 123(R). In accordance with the modified prospective transition method, the financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R).

Reclamation and Remediation

The Company's properties have been and are subject to standards for mine reclamation that have been established by various governmental agencies. Environmental costs relating to properties put into production will be estimated based primarily upon environmental and regulatory requirements, and are accrued and charged to expense over the expected economic life of the operation using the units-of-production method. The liability for reclamation is classified as current or long-term based on the expected timing of the expenditures.

The Company accrues costs associated with environmental remediation obligations when it is probable that such costs will be incurred and they are reasonably estimable. Such costs will be based on management's estimate of amounts expected to be incurred when remediation work is performed. To date, management is unaware of any environmental proceedings or action pending against the Company.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements," (hereinafter "SFAS No. 157") which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. Where applicable, SFAS No. 157 simplifies and codifies related guidance within GAAP and does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier adoption is encouraged. The Company does not expect the adoption of SFAS No. 157 to have a significant immediate effect on its financial position or results of operation.

Superior Silver Mines, Inc.
Notes to Financial Statements

2.   Summary of Significant Accounting Policies, continued:

Recent Accounting Pronouncements, continued:

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" (hereinafter "FIN 48"), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.

3.   Income Taxes

The Company did not record an income tax provision for the years ended December 31, 2006 or 2005, as it had no taxable income. At December 31, 2006, the Company had federal net operating loss carry-forwards available for income tax purposes of approximately $700,000 which will expire in 2026, and an associated deferred tax asset of approximately $280,000. The deferred tax asset was calculated assuming a 40% marginal combined federal and state income tax rate, and has been fully reserved as management believes it is more likely than not that the deferred tax asset will not be realized.

4.   Stockholders' Equity

Common Stock

At December 31, 2006, the Company is authorized to issue up to 10,000,000 shares of its $0.10 par value common stock. At December 31, 2006 and 2005, the Company had one class of common stock authorized, issued and outstanding.

Private Placement

During December 2006, the Company sold 552,000 shares of its unregistered common stock for $0.025 per share. The proceeds to the Company from the sale were $13,800. Management believes that the offering was exempt from registration under the Securities Act of 1933 ("the Act") pursuant to Section 4(2) of the Act and Rule 506 of Regulation D. Proceeds from the offering are expected to be used to fund the Company's general and administrative expenses.

During 2007, the Company's shareholders approved a change in the authorized common stock of the Company from 10,000,000 shares of $0.10 par value common stock to 500,000,000 shares of $0.0001 par value common stock. The shareholders also approved the authorization of 10,000,000 shares of $0.0001 per share preferred stock.

Superior Silver Mines, Inc.
Notes to Financial Statements

4. Stockholders' Equity, continued:

Shares Issued for Services

On June 27, 2006, the Company authorized the issuance of 224,000 shares each to Thomas S. Smith, the Company's President, and H.F. Magnuson, the father of a Company director, for services rendered to the Company. The shares were valued at $0.025 per share based upon management's estimate of their fair value at the date of issuance.

5. Related Party Transactions

In addition to the related party transactions described in Note 4, at December 31, 2006, the Company owed H.F. Magnuson & Company, a company controlled by H.F. Magnuson, father of a Company director, $289 for office expenses.

6. Subsequent Event

During July and August 2007, the Company sold 10,325,000 shares of its unregistered common stock for $0.04 per share. The proceeds to the Company from the offering were approximately $360,000. Management believes that the offering was exempt from registration under the Securities Act of 1933 ("the Act") pursuant to Section 4(2) of the Act and Rule 506 of Regulation D. Proceeds from the offering are expected to be used to fund the Company's general and administrative expenses.

PART III

ITEM 1.   **INDEX TO EXHIBITS.**

Exhibit Number	Description of Document
3.1	Certificate of Incorporation and Articles of Incorporation dated January 22, 1962
3.2	Amendment to Articles of Incorporation dated December 1, 1964
3.3	Amendment to Articles of Incorporation dated June 28, 2007
3.4	Bylaws of Superior Silver Mines, Inc.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 15th day of January , 2008.

SUPERIOR SILVER MINES, INC.

/s/ Thomas S. Smith

By: _____

Thomas S. Smith, President

EXHIBIT 3.1

State of Idaho



Department of State.

CERTIFICATE OF INCORPORATION

I, ARNOLD WILLIAMS, Secretary of State of the State of Idaho, and legal custodian of the corporation records of the State of Idaho do hereby certify that the original of the articles of incorporation of

SUPERIOR MINES COMPANY

was filed in the office of the Secretary of State on the **Twenty-second** day of **January,** A.D. One Thousand Nine Hundred **Sixty-two** and duly recorded on Film No. **114** of Record of Domestic Corporations, of the State of Idaho, and that the said articles contain the statement of facts required by Section 30-103, Idaho Code.

I FURTHER CERTIFY, That the persons executing the articles and their associates and successors are hereby constituted a corporation, by the name hereinbefore stated, for **perpetual existence** from the date hereof, with its registered office in this State located at **Wallace** in the County of **Shoshone**

IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed the Great Seal of the State. Done at Boise City, the Capital of Idaho, this **22nd** day of **January**, A.D., 19**62** .

Secretary of State.

Domestic

ARTICLES OF INCORPORATION

OF

SUPERIOR MINES COMPANY

KNOW ALL MEN BY THESE PRESENTS That we, the undersigned, citizens of the United States of America, each over the age of twenty-one years, do hereby voluntarily associate ourselves together for the purpose of forming a domestic corporation under and by virtue of the laws of the State of Idaho, and we do hereby make, sign, acknowledge and file these Articles of Incorporation, as follows:

ARTICLE I.

The name of this corporation is, and shall be SUPERIOR MINES COMPANY.

ARTICLE II.

The objects and purposes for which this Corporation is formed are as principals, agents, or otherwise, to do in any part of the world any and every of the things therein set forth or permitted by law to the same extent as natural persons might and could do. In furtherance and not in limitation of the general powers conferred by the laws of the State of Idaho, we do expressly provide that the Corporation shall have power;

(a) To purchase, sell, option, own, locate, lease, or otherwise acquire, mortgage and dispose of lands, mines, mining claims and mineral rights; to own, handle and control letters patent and inventions; to use and to own, enter, apply for patents for mines, millsites, mills, water-rights, tunnels, and rights of way; to work, prospect, explore, exploit and develop mines and mineral lands of every kind and nature and wherever the same may be situated, and to carry on every operation of the business of mining, milling and producing zinc, lead, gold, silver and any and all other metals and minerals of every kind and character and to sell and dispose of the same and the by-products thereof, and to do everything that may be necessary or proper in the conduct of the business of working such mines and mineral lands and the production of ores and to buy, sell, contract for, own, erect, and operate all mills, smelting and other ore reduction works, sawmills, machinery, roads, tramways, ditches, flumes, water rights, power plants of any and all kinds whatsoever, and to develop and use electricity for power and lighting purposes, and to file upon water rights for any and all purposes.

(b) To take, hold, lease, mortgage, own, purchase, or acquire by operation of the law or otherwise, real property or any interest therein or appurtenant thereto, including storerooms, sawmills, store buildings and any part thereof, or any interest therein, or to sell, lease, exchange, mortgage or hypothecate real estate or any interest therein and to engage in any and all undertakings and business necessary and proper to the improvement and betterment of any of the land or real property or interest therein, owned or otherwise acquired, or to be owned or otherwise acquired by said corporation, or in any other lands in which the said corporation may have any interest, and to handle and deal in any land, interest in land, or other property or interest therein, of said corporation in any manner it may desire.

(c) To enter into, make, perform and carry out any and all contracts or agreements of every kind, amount and character with any person, firm, association, corporation, Federal or State government or any political subdivision, or corporation or agency thereof.

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(d) To purchase, own, sell, convey, mortgage, pledge, exchange, acquire by operation of law or otherwise, personal property of every kind and character, debts, dues and demands or causes of action, and each and every kind of personal property, evidence of debts, bonds, stocks of this and other corporations, both public and private, which the Corporation may deem necessary and convenient for its business or otherwise.

(e) To borrow and lend money from and to any person, firm, corporation, association, or Federal or State government or any political subdivision, or corporation or agency thereof, and to make, take and execute notes, mortgages, bonds, deeds of trust, or other evidence of indebtedness to secure payment thereof, or by any other lawful manner or means, and to take, and receive notes, bonds, mortgages, deeds of trust, or any evidence of indebtedness for the use and benefit of said corporation, or otherwise.

(f) To own, hold, lease, or sublet, or to conduct on its own account, or for any person, firm association, corporation, or Federal or State government or any political subdivision, or corporation or agency thereof, all and every kind of merchandise, business or property necessary or proper to carry on an account of the business of said corporation.

(g) To build any and all necessary shops, buildings, storerooms, boarding houses, sleeping quarters, sawmills and structures at any place proper or convenient to carry on any or all of the business of said Corporation.

(h) To do and perform every act and thing necessary to carry out the above enumerated purposes, or calculated directly or indirectly to the advancement of the interest of the Corporation, or to the enhancement of the value of its stock, holdings and property of any kind or character.

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ARTICLE III.

The corporate existence of this corporation shall be perpetual.

ARTICLE IV.

The location and post office address of the corporation's registered office in the State of Idaho shall be Wallace, Idaho.

ARTICLE V.

This company shall be capitalized for $1,000,000.00. The total authorized stock of this corporation shall be divided into 10,000,000 shares, all of which shall be common stock with a par value of 10¢ per share. Said shares shall be nonassessable and shall all be of the same class and every share of said stock shall be equal in all respects to every other of said shares.

The said shares may be issued and sold from time to time by the corporation for such consideration and upon such terms as may, from time to time, be fixed by the Board of Directors without action by the stockholders.

Notwithstanding the provisions of Section 30-120, Idaho Code, the Board of Directors of this corporation shall have power and authority from time to time to authorize the sale of, and to sell for cash or otherwise, all or any portion of the unissued and/or of the treasury stock of this corporation without said stock, or any thereof, being first offered to the shareholders of this corporation.

ARTICLE VI.

The corporate powers of the corporation shall be vested in a Board of Directors of not less than three, and no more than seven members, who shall be elected annually by the shareholders, and who shall serve until the election and qualification of their successors. No person shall serve as a director of this corporation who is not a shareholder therein. Directors who are to serve

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for the first corporate year shall be selected by the incorporators. Unless otherwise determined by the shareholders, the Board of Directors, by resolution, shall from time to time fix the number of directors within the limit herein provided.

ARTICLE VII.

The names, post office addresses, and number of shares subscribed by each of the incorporators, are as follows:

Name	Address	No. of Shares
H. J. Hull	Box 709 Wallace, Idaho	1
Piatt Hull	Box 709 Wallace, Idaho	1
Alden Hull	Box 709 Wallace, Idaho	1

ARTICLE VIII.

In addition to the power conferred upon the shareholders by law, to make, amend or repeal By-Laws for this corporation, the Directors shall have the power to repeal and amend the By-Laws and adopt new By-Laws, but such powers may be executed only by a majority of the whole Board of Directors.

ARTICLE IX.

A director or officer of the corporation shall not, in the absence of actual fraud, be disqualified by his office from dealing or contracting with the corporation, either as vendor, purchaser, or otherwise; and in the absence of actual fraud no transaction or contract of the corporation shall be void or voidable by reason of the fact that any director or officer, or firm of which any director or officer is a member, or any other corporation of which any director or officer is a shareholder, officer or director, is in any way interested in such transaction or contract; provided, that such transaction or contract is, or shall be, authorized, ratified or approved (1) by a vote of a

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majority of a quorum of the Board of Directors, or of the Executive Committee, if any, counting for the purpose of determining the existence of such majority or quorum, any Director, when present, who is so interested, or who is a member of a firm so interested, or who is a shareholder, or who is a member of a firm so interested; or (2) at a stockholders' meeting by a vote of a majority of the outstanding shares of stock of the corporation represented at such meeting and then entitled to vote, or by writing or writings signed by a majority of such holders of stock which shall have the same force and effect as though such authorization, ratification or approval were made by the stockholders; and no director or officer shall be liable to account to the corporation for any profits realized by him through any such transaction or contract of the corporation authorized, ratified, or approved, as aforesaid, by reason of the fact that he may be, or any firm of which he is a member, or any corporation of which is a shareholder, officer or director, was interested in such transaction. Nothing in this paragraph contained shall create any liability in the events above mentioned, or prevent the authorization, ratification or approval of such contracts or transactions in any other manner than permitted by law, or invalidate or made voidable any contract or transaction which would be valid without reference to the provisions of this paragraph.

IN WITNESS WHEREOF, we have hereunto set our hands and seals in quadruplicate this _18th_ day of January, 1962.



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STATE OF IDAHO)
) ss.
County of Shoshone)

On this 18th day of January, 1962, before me, the undersigned, a Notary Public in and for the State of Idaho, personally appeared H. J. HULL, PIATT HULL and ALDEN HULL, known to me to be the persons whose names are subscribed to the within instrument and acknowledged to me that they executed the same.

IN WITNESS WHEREOF, I have hereunto set my hand and seal the day and year in this certificate first above written.

Eloise M. Ryan
Notary Public in and for the State of Idaho,
Residing at Wallace, Idaho.

AFFIDAVIT OF NON PRODUCTION

STATE OF IDAHO)
) ss.
County of Shoshone)

      ALDEN HULL, being first duly sworn, deposes and says:

      That he is one of the incorporators of the Superior Mines Company.

      Affiant states that the said Superior Mines Company is presently non productive,

has been and will be for more than a year.

      Furthermore affiant sayeth not.

                           Alden Hull

Subscribed and sworn to before me this _19th_ day of January, 1962.

                          Elsie M. Ryan
                  Notary Public in and for the State of Idaho,
                  Residing at Wallace, Idaho.

EXHIBIT 3.2

State of Idaho



Department of State.

CERTIFICATE OF AMENDMENT OF
ARTICLES OF INCORPORATION

I, ARNOLD WILLIAMS, Secretary of State of the State of Idaho, and legal custodian of the corporation records of the State of Idaho, do hereby certify that the

SUPERIOR MINES COMPANY

a corporation organized and existing under and by virtue of the laws of the State of Idaho, filed in this office on the **4th** day of **December,** 19 **64,** original articles of amendment, as provided by Section**s 30-146 and 30-147, Idaho Code,** **amendment changing corporate name to: SUPERIOR SILVER MINES, INC.**

and that the said articles of amendment contain the statement of facts required by law, and ⱥⱥ **will be** recorded on ⱥⱥⱥⱥ/Ńⱥ. **microfilm** of Record of Domestic Corporations of the State of Idaho.

I THEREFORE FURTHER CERTIFY, That the Articles of Incorporation have been amended accordingly.

IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed the Great Seal of the State. Done at Boise City, the Capital of Idaho, this **4th** day of **December** , A. D., 19 **64** .

Secretary of State

ARTICLES OF AMENDMENT

SUPERIOR MINES COMPANY

We, the undersigned, President and Secretary, respectively of the Superior Mining Company, hereby certify that at a Postponed Annual Meeting of the Shareholders of said company held on the 28th day of October, 1964, the following resolution amending the Articles of Incorporation of said company was duly and regularly adopted, to-wit:

"RESOLVED, that Article I of the Articles of Incorporation of the Superior Mines Company, be amended to read:

ARTICLE I.

The name of this corporation is, and shall be SUPERIOR SILVER MINES, INC."

The vote on the adoption of this resolution was 709,334 shares for and none against.

IN WITNESS WHEREOF, we have hereunto set our hands and affixed the seal of the corporation this 24th day of November, 1964.

C. W. McWhorter
President

F. Miles Bush
Secretary

STATE OF WASHINGTON)
) ss.
County of Spokane)

On this 1st day of ~~November~~ December, 1964, before me, the undersigned, a Notary Public for the State of Washington, personally appeared C. W. McWhorter and F. Miles Bush,

44

President and Secretary, respectively of SUPERIOR SILVER MINES, INC., the corporation whose name is subscribed to the foregoing instrument, and acknowledged to me that such corporation executed the same.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my Notarial Seal the day and year in this certificate first above written.

Notary Public in and for the State of Washington, Residing at Spokane, Washington.

Notary Public for the State of Washington, Residing at Spokane, Washington, My commission expires April 6, 1986

45

EXHIBIT 3.3

FILED EFFECTIVE

ARTICLES OF AMENDMENT
OF
SUPERIOR SILVER MINES, INC.

2007 JUN 29 AM 10: 35
SECRETARY OF STATE
STATE OF IDAHO

Pursuant to the provisions of the Idaho Business Corporation Act, Title 30 Chapter 1 Part 10, the following Articles of Amendment to the Articles of Incorporation are submitted for filing to amend Article V as set forth herein.

AMENDED ARTICLE V

The authorized capital stock of the corporation shall consist of two classes of stock designated as Common Stock and Preferred Stock.

The total number of shares of Common Stock that the corporation will have authority to issue is Five Hundred Million (500,000,000). The shares shall have a par value of $0.0001 per share. All of the Common Stock authorized herein shall have equal voting rights and powers without restrictions in preference.

The total number of shares of Preferred Stock that the corporation will have authority to issue is Ten Million (10,000,000). The Preferred Stock shall have a stated value of $0.0001 per share. The authorized but unissued shares of Preferred Stock may be divided into and issued in designated series from time to time by one or more resolutions adopted by the Board of Directors. The Directors, in their sole discretion, shall have the power to determine the relative powers, preferences, and rights of each series of Preferred Stock.

Pursuant to Section 30-1-1003 of the Idaho Business Corporation Act, this Amendment has been approved by the Superior Silver Mines, Inc., Board of Directors and by a vote of the shareholders.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed on this 28th day of June, 2007.

SUPERIOR SILVER MINES, INC.

By ______________________________
Thomas S. Smith, President

C 33329

IDAHO SECRETARY OF STATE
06/29/2007 05:00
CK: 31559 CT: 86397 BH: 1063124
1 @ 30.00 = 30.00 AMEND PROF # 2

EXHIBIT 3.4

BYLAWS
OF
SUPERIOR SILVER MINES, INC.

ARTICLE I.
OFFICES

1.1   Registered Office and Registered Agent. The registered office of the corporation shall be located in the State of Idaho at such place as may be fixed from time to time by the Board of Directors ("Board") upon filing of such notices as may be required by law, and the registered agent shall have a business office identical with such registered office. Any change in the registered agent or registered office shall be effective upon filing such change with the Office of the Secretary of State of the State of Idaho.

1.2   Other Offices. The corporation may have other offices within or outside the State of Idaho at such place or places as the Board may from time to time determine.

ARTICLE II.
SHAREHOLDERS

2.1   Meeting Place. All meetings of the shareholders shall be held at the principal place of business of the corporation, or at such other place as shall be determined from time to time by the Board, and the place at which any such meeting shall be held shall be stated in the notice of the meeting.

2.2   Annual Meeting. The annual meeting of the shareholders for the election of Directors and for the transaction of such other business as may properly come before the meeting shall be held on the last Tuesday in October (or the next business day should this date fall on a holiday or nonworking day), or at such other time as the Board of Directors may determine from time to time. If the annual meeting of the shareholders is not held within any thirteen (13) month period, the District Court of the county where the corporation's principal office is located or, if none in the state of Idaho, its registered office may, on the application of any shareholder for a Writ of Mandamus, summarily order a meeting to be held.

2.3.1   Special Meetings. Special meetings of the shareholders for any purpose may be called at any time by the President, Board, or the holders of not less than one-tenth (1/10) of all shares entitled to vote at the meeting.

2.4   Court Ordered Meeting.. (1) The Idaho district court of the county where a corporation's principal office, or, if none in this state, its registered office, is located may summarily order a meeting to be held: (a) On application of any shareholder of the corporation entitled to participate in an annual meeting if an annual meeting was not held within thirteen (13) months after its last annual meeting; or (b) On application of a shareholder who signed a demand for a special meeting valid under section 30-1-702, Idaho Code, if: (i)   Notice of the special meeting was not given within thirty (30) days after the date the demand was delivered to the corporation's secretary, or (ii) The special meeting was not held in accordance with the notice. (2) The court may fix the time and place of the meeting, determine the shares entitled to participate in the meeting, specify a record date for determining shareholders entitled to notice of and to vote at the meeting, prescribe the form and content of the meeting notice, fix the quorum required for specific matters to be considered at the meeting, or direct that the votes represented at the meeting constitute a quorum for action on those matters, and enter other orders necessary to accomplish the purpose or purposes of the meeting.

2.5   Notice.

(a)   Notice of the date, time and place of the annual meeting of shareholders shall be given by delivering personally or by mailing a written or printed notice of the same, at least ten (10) days, and not more than sixty (60) days, prior to the meeting to each shareholder of record entitled to vote at such meeting.

(b)   At least ten (10) days and not more than sixty (60) days prior to the meeting, written or printed notice of each special meeting of shareholders, stating the date, place, day and hour of such meeting, and the purpose or purposes for which the meeting is called, shall be delivered personally, or mailed to each shareholder of record entitled to vote at such meeting.

2.5   Voting Record. At least ten (10) days before each meeting of shareholders, a complete record of the shareholders entitled to vote at such meeting, or any adjournment thereof, shall be made, arranged in alphabetical order, with the address of and number of shares held by each, which record shall be kept on file at the registered office of the corporation for a period of ten (10) days prior to such meeting. The record shall be produced and kept open at the time and place of such meeting for the inspection of any shareholder. Failure to comply with the requirements of this Section shall not affect the validity of any action taken at such meeting.

An officer or agent having charge of the stock transfer books who shall fail to prepare the record of shareholders, or keep it on file for a period of ten (10) days, or produce and keep it open for inspection at the meeting, as provided in this Section, shall be liable to any shareholder suffering damages on account of such failure to the extent of such damages.

2.6   Quorum. Except as otherwise provided in the Articles of Incorporation or required by law:

(a)   A quorum at any annual or special meeting of shareholders shall consist of shareholders representing, either in person or by proxy, a majority of the outstanding shares of the corporation, entitled to vote at such meeting.

(b)   The votes of a majority in interest of those present at any properly called meeting or adjourned meeting of shareholders at which a quorum as in this Section defined is presented, shall be sufficient to transact business.

2.7   Voting of Shares. Except as otherwise provided in these Bylaws or to the extent that voting rights of the shares of any class or classes are limited or denied by the Articles of Incorporation, each shareholder, on each matter submitted to a vote at a meeting of shareholders, shall have one vote for each share registered in the shareholder's name on the books of the corporation.

2.8   <u>Closing of Transfer Books and Fixing Record Date</u>. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders, or any adjournment thereof, or entitled to receive payment of any dividend or in order to make a determination of shareholders for any other proper purpose, the Board may provide that the stock transfer books shall be closed for a stated period not to exceed sixty (60) days nor to be less than ten (10) days preceding such meeting. In lieu of closing the stock transfer books, the Board may fix in advance a record date for any such determination of shareholders, such date to be not more than seventy (70) days and, in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made, as provided in this Section, such determination shall apply to any adjournment thereof, except where the determination has been made through the closing of the stock transfer books and the stated period of closing has expired.

2.9   <u>Proxies</u>. A shareholder may vote either in person or by proxy executed in writing by the shareholder, or his duly authorized attorney-in-fact. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy. Any proxy regular on its face shall be presumed to be valid.

2.10   <u>Action by Shareholders Without a Meeting</u>. Any action required or which may be taken at a meeting of shareholders of the corporation may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof. Such consent shall have the same force and effect as a unanimous vote of shareholders.

2.11   <u>Waiver of Notice</u>. A waiver of any notice required to be given any shareholders, signed by the person or persons entitled to such notice, whether before or after the time stated therein for the meeting, shall be equivalent of the giving of such notice.

2.12   <u>Action of Shareholders by Communication Equipment</u>. Shareholders may participate in a meeting of shareholders by means of a conference telephone or similar communication equipment by means of which all persons participating in the meeting can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

2.13   <u>Voting of Shares by Certain Holders</u>. Shares standing in the name of another corporation may be voted by such officer, agent or proxy as the Bylaws of such corporation may prescribe or, in the absence of such provision, as the board of directors of such corporation may determine.

Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name.

Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority to do so be contained in an appropriate order of the court by which such receiver was appointed.

A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

ARTICLE III.
SHARES

3.1   Issuance of Shares. No shares of the corporation shall be issued unless authorized by the Board. Such authorization shall include the maximum number of shares to be issued and the consideration to be received for each share. No certificate shall be issued for any share until such share is fully paid.

3.2   Certificates for Shares. Certificates representing shares of the corporation shall be in such form as shall be determined by the Board. Such certificates shall be signed by the President or a Vice President and by the Secretary or an Assistant Secretary. The signatures of such officers may be facsimiles if the certificate is manually signed on behalf of a transfer agent, or registered by a registrar, other than the corporation itself or an employee of the corporation. Certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares or other identification and date of issue, shall be entered on the share transfer books of the corporation. All certificates surrendered to the corporation for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled, except that in case of a lost, destroyed or mutilated certificate, a new one may be issued therefor upon such terms and indemnity to the corporation as the Board may prescribe. Each certificate representing shares shall state upon the face thereof:

(a)   The name of the issuing corporation.

(b)   That the corporation is organized under the laws of the State of Idaho.

(c)   The name of the person to whom issued.

(d)   The number and class of shares; and the designation of the series, if any, which such certificates represent.

(e)   If the issuing corporation is authorized to issue different classes of shares or different series within a class, the designations, relative rights, preferences and limitations applicable to each class and the variations in rights, preferences and limitations determined for each series and the board's authority to determine variations for future series must be summarized on the front or back of each certificate. Alternatively, each certificate may state conspicuously on its front or back that the corporation will furnish the shareholder this information on request in writing and without charge.

3.3   Transfers.

(a)	Transfers of stock shall be made only upon the share transfer books of the corporation, kept at the registered office of the corporation or at its principal place of business, or at the office of its transfer agent or registrar, and before a new certificate is issued the old certificate shall be surrendered for cancellation. The Board may, by resolution, open a share register in any state of the United States, and may employ an agent or agents to keep such register, and to record transfers of shares therein.

(b)	Shares shall be transferred by delivery of the certificates therefor, accompanied either by an assignment in writing on the back of the certificate or an assignment separate from certificate, or by a written power of attorney to sell, assign and transfer the same, signed by the holder of said certificate. No shares of stock shall be transferred on the books of the corporation until the outstanding certificates therefor have been surrendered to the corporation.

3.4	Registered Owner. Registered shareholders shall be treated by the corporation as the holders in fact of the stock standing in their respective names and the corporation shall not be bound to recognize any equitable or other claim to or interest in any share on the part of any other person, whether or not it shall have express or other notice thereof, except as expressly provided below or by the laws of the State of Idaho. The Board may adopt by resolution a procedure whereby a shareholder of the corporation may certify in writing to the corporation that all or a portion of the shares registered in the name of such shareholder are held for the account of a specified person or persons. The resolution shall set forth:

(a)	The classification of shareholder who may certify;

(b)	The purpose or purposes for which the certification may be made;

(c)	The form of certification and information to be contained therein;

(d)	If the certification is with respect to a record date or closing of the share transfer books, the date within which the certification must be received by the corporation; and

(e)	Such other provisions with respect to the procedure as are deemed necessary or desirable.

Upon receipt by the corporation of a certification complying with the procedure, the persons specified in the certification shall be deemed, for the purpose or purposes set forth in the certification, to be the holders of record of the number of shares specified in place of the shareholder making the certification.

3.5	Mutilated, Lost or Destroyed Certificates. In case of any mutilation, loss or destruction of any certificate of stock, another may be issued in its place on proof of such mutilation, loss or destruction. The Board may impose conditions on such issuance and may require the giving of a satisfactory bond or indemnity to the corporation in such sum as they might determine or establish such other procedures as they deem necessary.

3.6	Fractional Shares or Scrip. The corporation may: (a) issue fractions of a share which shall entitle the holder to exercise voting rights, to receive dividends thereon, and to participate in any of the assets of the corporation in the event of liquidation; (b) arrange for the disposition of the fractional interests by those entitled thereto; (c) pay in cash the fair value of fractions of a share as of the time when those entitled to receive such shares are determined; or (d) issue scrip in registered or bearer form which shall entitle the holder to receive a certificate for a full share upon the surrender of such scrip aggregating a full share. The Board may cause such scrip to be issued subject to the condition that it shall become void if not exchanged for certificates representing full shares before a specified date, or subject to the condition that the shares for which such scrip is exchangeable may be sold by the corporation and the proceeds thereof distributed to the holders of such scrip, or subject to any other conditions which the Board may deem advisable.

3.7   Share of Another Corporation. Shares owned by the corporation in another corporation, domestic or foreign, may be voted by such officer, agent or proxy as the Board may determine or, in the absence of such determination, by the President of the corporation.

3.8   Issuance/Consideration.

(a)   Shares may be issued at a price determined by the Board of Directors, or the Board may set a minimum price or establish a formula or method by which the price may be determined.

(b)   Consideration for shares may consist of cash, promissory notes, services performed, contracts for services to be performed, or any other tangible or intangible property. If shares are issued for other than cash, the Board of Directors shall determine the value of the consideration.

(c)   Shares issued when the corporation receives the consideration determined by the Board are validly issued, fully paid and nonassessable.

(d)   A good faith judgment of the Board of Directors as to the value of the consideration received for shares is conclusive.

(e)   The corporation may place shares issued for a contract for future services or a promissory note in escrow, or make other arrangements to restrict the transfer of the shares, and make credit distributions in respect of the shares against their purchase price, until the services are performed or the note is paid. If the services are not performed or the note is not paid, the shares escrowed or restricted and the distributions credited maybe cancelled in whole or in part.

3.9   Restriction on Transfer. All certificates representing unregistered shares of the corporation shall bear the following legend on the face of the certificate or on the reverse of the certificate if a reference to the legend is contained on the face:

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY APPLICABLE STATE LAW, AND NO INTEREST THEREIN MAY BE SOLD, DISTRIBUTED, ASSIGNED, OFFERED, PLEDGED OR OTHERWISE TRANSFERRED UNLESS (A) THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS COVERING ANY SUCH TRANSACTION INVOLVING SAID SECURITIES OR (B) THIS CORPORATION RECEIVES AN OPINION OF LEGAL COUNSEL FOR THE HOLDER OF THESE SECURITIES (CONCURRED IN BY LEGAL COUNSEL FOR THIS

CORPORATION) STATING THAT SUCH TRANSACTION IS EXEMPT FROM REGISTRATION OR THIS CORPORATION OTHERWISE SATISFIED ITSELF THAT SUCH TRANSACTION IS EXEMPT FROM REGISTRATION. NEITHER THE OFFERING OF THE SECURITIES NOR ANY OFFERING MATERIALS HAVE BEEN REVIEWED BY ANY ADMINISTRATOR UNDER THE SECURITIES ACT OF 1933, OR ANY APPLICABLE STATE LAW. THE TRANSFER AGENT HAS BEEN ORDERED TO EFFECTUATE TRANSFERS OF THIS CERTIFICATE ONLY IN ACCORDANCE WITH THE ABOVE INSTRUCTIONS.

ARTICLE IV.
BOARD OF DIRECTORS

4.1 <u>Number and Powers</u>. All corporate powers shall be exercised by or under the authority of, and the business and affairs of a corporation shall be managed under the direction of the Board, except as may be otherwise provided in the Articles of Incorporation. The Board shall consist of not less than one (1) persons nor more than fifteen (15) persons, who shall be elected for a term of one (1) year, and shall hold office until their successors are elected and qualify. Directors need not be shareholders or residents of the State of Idaho. In addition to the powers and authorities expressly conferred upon the corporation by these Bylaws and the Articles of Incorporation, the Board may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the shareholders.

4.2 <u>Change of Number</u>. Any vacancy occurring in the Board, whether caused by resignation, death or otherwise, may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board. A director elected to fill any vacancy shall hold office for the unexpired term of his predecessor and until his successor is elected and qualified. Any directorship to be filled by reason of an increase in the number of directors may be filled by the Board for a term of office continuing only until the next election of directors by the shareholders.

4.3 <u>Removal of Directors</u>. At a meeting of shareholders called expressly for that purpose, the entire Board, or any member thereof, may be removed, with or without cause. A director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him.

4.4 <u>Regular Meetings</u>. Regular meetings of the Board or any committee designated by the Board may be held without notice at the principal place of business of the corporation or at such other place or places, either within or without the State of Idaho, as the Board or such committee, as the case may be, may from time to time designate. The annual meeting of the Board shall be held without notice immediately after the adjournment of the annual meeting of shareholders.

4.5 <u>Special Meetings</u>.

(a)   Special meetings of the Board may be called at any time by the President, Secretary or by any one director, to be held at the principal place of business of the corporation or at such other place or places as the Board or the person or persons calling such meeting may from time to time designate.

(b) Special meetings of any committee may be called at any time by such person or persons and with such notice as shall be specified for such committee by the Board or, in the absence of such specification, in the manner and with the notice required for special meetings of the Board.

4.6   Notice of Special Meetings. Written notice of each special meeting of the Board shall be delivered personally, telegraphed or mailed to each director at his address shown on the records of the corporation at least two (2) days before the meeting. Notice shall be effective upon delivery at such address, provided that notice by mail shall also be deemed effective if deposited in the United States mail properly addressed with postage prepaid at least five (5) days before the meeting, and notice by telegraph shall also be deemed effective if the content thereof is delivered to the telegraph company at least three (3) days before the meeting. Neither the business to be transacted at nor the purpose of any special meeting need be specified in the notice of such meeting.

4.7   Quorum. A majority of the directors shall constitute a quorum for the transaction of business at any Board meeting, but if less than a majority is present at a meeting, a majority of the directors may adjourn the meeting from time to time without further notice.

4.8   Manner of Acting. The act of the majority of the directors present at a meeting at which there is a quorum shall be the act of the Board.

4.9   Waiver of Notice.

(a) Whenever any notice is required to be given to any director or a committee member under the provisions of these Bylaws, the Articles of Incorporation or the Idaho Business Act, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at nor the purpose of any regular or special meeting of the Board or a committee need be specified in the waiver of notice of such meeting.

(b) The attendance of a director or a committee member at a meeting shall constitute a waiver of notice of such meeting, except where the director or a committee member attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

4.10   Presumption of Assent A director of the corporation present at a Board meeting at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent is entered in the minutes of the meeting, or unless he files his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof, or unless he forwards such dissent by registered mail to the Secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

4.11   Resignation. Any director may resign at any time by delivering written notice to the President or the Secretary, or to the registered office of the corporation, or by giving oral notice at any meeting of the directors or shareholders.

4.12   Executive and Other Committees. The Board, by resolution adopted by a majority of the full board of directors, may designate from among its members an executive committee and one or more other committees each of which, to the extent provided in such resolution of the Articles of Incorporation or these Bylaws, shall have and may exercise all the authority of the Board, except that no such committee shall have the authority to: (1) declare dividends, except at a rate or in periodic amount determined by the Board; (2) approve or recommend to shareholders actions or proposals required by this title to be approved by shareholders; (3) fill vacancies on the Board or any committee thereof; (4) amend the Bylaws; (5) authorize or approve the reacquisition of shares unless pursuant to general formula or method specified by the Board; (6) fix compensation of any director for serving on the Board or on any committee; (7) approve a plan of merger, consolidation, or exchange of shares not requiring shareholder approval; (8) reduce earned or capital surplus; or (9) appoint other committees of the Board or the members thereof.

4.13   Remuneration. By Board resolution, directors and committee members may be paid their expenses, if any, of attendance at each Board or committee meeting, or a fixed sum for attendance at each Board or committee meeting, or a stated salary as director or a committee member, or a combination of the foregoing. No such payment shall preclude any director or committee member from serving the corporation in any other capacity and receiving compensation therefor.

4.14   Loans to Directors - Guarantees of Obligations of Director. A corporation may not lend money to or guarantee the obligation of a director of the corporation.

4.15   Action by Directors Without a Meeting. Any action required or which may be taken at a meeting of the directors, or of a committee thereof, may be taken without a meeting if a consent in writing, setting forth the action so taken or to be taken, shall be signed by all of the directors, or all of the members of the committee, as the case may be. Such consent shall have the same effect as a unanimous vote.

4.16   Participation of Directors by Communication Equipment. Members of the Board or committees designated by the Board may participate in a meeting of the Board or a committee by means of a conference telephone or similar communication equipment by means of which all persons participating in the meeting can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

4.17   Duties of Directors. A director of the corporation shall perform the duties of a director, including the duties as a member of any committee of the Board upon which the director may serve, in good faith, in a manner such director believes to be in the best interests of the corporation, and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances.

In performing the duties of a director, a director shall be entitled to rely on information, opinion, reports, or statements, including financial statements and other financial data, in each case prepared or presented by:

(a)   One or more officers or employees of the corporation whom the director believes to be reliable and competent in the matter presented;

(b)   Counsel, public accountants, or other persons as to matters which the director believes to be within such person's professional or expert competence; or

(c)   A committee of the Board upon which the director does not serve, duly designated in accordance with a provision in the Articles of Incorporation or these Bylaws, as to matters within its designated authority, which committee the director believes to merit confidence; so long as, in any such case, the director acts in good faith, after reasonable inquiry when the need therefor is indicated by the circumstances and without knowledge that would cause such reliance to be unwarranted.

4.18   Liability of Directors in Certain Cases. In addition to any other liabilities, directors shall be liable in the following circumstances unless they comply with the standard provided under Idaho law.

(a)   Directors of the corporation who vote for or assent to the declaration of any dividend or other distribution of the assets of the corporation to its shareholders contrary to the provisions of the Idaho Business Corporation Act (the "Act"), or contrary to any restrictions contained in the Articles of Incorporation, shall be jointly and severally liable to the corporation for the amount of such dividend which is paid or the value of such assets which are distributed in excess of the amount of such dividend or distribution which could have been paid or distributed without a violation of the provisions of the Act or the restrictions in the Articles of Incorporation.

(b)   Directors of this corporation who vote for or assent to the purchase of their own shares contrary to the provisions of the Act shall be jointly and severally liable to the corporation for the amount of consideration paid for such shares which is in excess of the maximum amount which could have been paid therefor without a violation of the provisions of the Act.

(c)   Directors of the corporation who vote for or assent to any distribution of assets of the corporation to its shareholders during the liquidation of the corporation without the payment and discharge of, or making adequate provision for, all known debts, obligations, and liabilities of the corporation shall be jointly and severally liable to the corporation for the value of such assets which are distributed, to the extent that such debts, obligations, and liabilities of the corporation are not thereafter paid and discharged.

(d)   Directors of the corporation who vote for or assent to the making of a loan to an officer or director of the corporation, or the making of any loan secured by shares of the corporation, shall be jointly and severally liable to the corporation for the amount of such loan until the repayment thereof, unless approved by the shareholders.

Any director against whom a claim shall be asserted under or pursuant to this Section for the payment of a dividend or other distribution of assets of the corporation and who shall be held liable thereon, shall be entitled to contribution from the shareholders who accepted or received any such dividend or assets, knowing such dividend or distribution to have been made in violation of the Act, in proportion to the amounts received by them respectively.

Any director against whom a claim shall be asserted under or pursuant to this Section shall be entitled to contribution from the other directors who voted for or assented to the action upon which the claim is asserted and who did not comply with the standard provided in this Section for the performance of the duties of directors.

4.19   Corporation Transactions with Interested Director.

(1)   No contract or other transaction between the corporation and a director thereof, or between the corporation and any other corporation, firm, association or other entity in which a director of the corporation has a substantial financial interest, shall be either void or voidable for this reason alone, or by reason alone that such director is present at the meeting of the board, or of a committee thereof, which authorizes, approves or ratifies such contract or transactions, or that such director's vote is counted for such purpose:

      (a)   If the material facts as to the contract or other transaction and as to such director's interest in such contract or transaction, or as to any such financial interest, are fully disclosed or known to the Board or committee, and the Board or committee authorizes, approves or ratifies such contract or transaction in good faith by a vote sufficient for such purpose without counting of such interested director, or if the votes of the disinterested directors are insufficient to constitute an act of the Board as defined under Idaho law, by unanimous vote of the disinterested directors; or

      (b)   If the material facts as to the contract or other transaction and as to such director's interest in such contract or transaction, or as to any such financial interest, are fully disclosed or known to the shareholders entitled to vote thereon, and such contract or transaction is authorized, approved or ratified by the vote of the holders of a majority of the shares entitled to vote thereon, with the shares owned by the interested director not being entitled to vote thereon.

(2) If the material facts as to the contract or other transaction and as to such director's interest in such contract or transaction, or as to any such financial interest, are fully disclosed or known to the shareholders entitled to vote thereon, and such contract or transaction is authorized, approved or ratified by the vote of the holders of a majority of the shares entitled to vote thereon, including the vote of shares owned by the interested director, the corporation may avoid the contract or transaction if it sustains the burden of proving that the contract or transaction was not fair and reasonable to the corporation at the time it was authorized, approved or ratified by the shareholders.

(3) If the material facts as to the contract or other transaction or as to such director's interest in such contract or transaction, or as to any such financial interest, were not fully disclosed or known to the Board, committee or shareholders authorizing, approving or ratifying such contract or transaction, or if the contract or transaction was not authorized, approved or ratified in the manner described in subparagraphs (1)(a) or (1)(b), or in paragraph (2), the corporation may avoid the contract or transaction unless the person asserting the validity of the contract or transaction sustains the burden of proving that the contract or transaction was fair and reasonable to the corporation at the time it was authorized, approved, or ratified by the Board, committee or shareholders, or that the contract or transaction was fair and reasonable to the corporation at the time it was entered into, if the contract or transaction was never authorized, approved, or ratified by the Board, a committee or the shareholders.

(4)   For the purposes of this Section:

      (a)   "Substantial financial interest" shall exclude the interest of a person in a corporation, firm, association, or other entity solely by reason of being a director, an officer or an employee, or their equivalents, thereof,

(b)   A director is not interested in a resolution fixing the compensation of another director as a director, an officer or an employee of the corporation, notwithstanding the fact that the first director is also receiving compensation from the corporation.

(c)   Any contract or transaction between a corporation and a person, corporation, firm, association, or other entity made in the ordinary course of business at standard prices, or on terms not less favorable to the corporation than those offered by the person, corporation, firm, association, or other entity to others, shall be prima facie fair and reasonable.

(5)   Interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee which authorizes, approves, or ratifies such contract or transaction and their shares may be counted in determining the presence of a quorum at a meeting of shareholders which authorizes, approves, or ratifies such contract or transaction.

4.20   <u>Corporation Transactions Involving Common Directorships</u>.

(1)   No contract or other transaction between a corporation and any other corporation, firm, association, or other entity of which one of its directors is a director, an officer or an employee, or their equivalents, shall be either void or voidable for this reason alone, or by reason alone that such director is present at the meeting of the Board or a committee thereof which authorizes, approves or ratifies the contract or transaction, or that such director's vote is counted for such purpose:

(a)   If the material facts as to the contract or other transaction and as to the director's relationship with the other entity are fully disclosed or known to the Board or committee, and the Board or committee authorizes, approves, or ratifies the contract or transaction in good faith by a vote sufficient for such purpose without counting the vote of the director who is a director, an officer, or an employee of the other entity, or if the votes of unrelated directors are insufficient to constitute an act of the Board by a majority vote of unrelated directors; or

(b)   If the material facts as to the contract or other transaction and as to the director's relationship with the other entity are fully disclosed or known to the shareholders entitled to vote thereon, and such contract is authorized, approved or ratified by the vote of the holders of a majority of the shares entitled to vote thereon.

(2)   If the material facts as to the contract or transaction or as to the director's relationship to the other entity were not fully disclosed or known to the Board, committee or shareholders, or if the contract or transaction was not authorized, approved or ratified in the manner described in subparagraphs (1)(a) or (1)(b), the corporation may avoid the contract or transaction if it sustains the burden of proving that the contract or transaction was not fair and reasonable to the corporation at the time that it was authorized, approved or ratified by the Board, committee or shareholders, or that the contract or transaction was not fair and reasonable to the corporation at the time that it was authorized, approved or ratified by the Board, committee or shareholders, or that the contract or transaction was not fair and reasonable to the corporation at the time it was entered into, if the contract or transaction was never authorized, approved, or ratified by the Board, a committee or the shareholders.

(3)   Directors who are directors, officers, or employees of another entity may be counted in determining the presence of a quorum at a meeting of the Board or of a committee which authorizes, approves or ratifies a contractor transaction with such other entity, and shares owned by such directors maybe counted in determining the presence of a quorum at a meeting of shareholders which authorizes, approves or ratifies such a contract or transaction.

ARTICLE V.
OFFICERS

5.1   Designations. The officers of the corporation shall be a President, one or more Vice Presidents (one or more of whom may be Executive Vice Presidents), a Secretary and a Treasurer, and such Assistant Secretaries and Assistant Treasurers as the Board may designate, who shall be elected for one year by the directors at their first meeting after the annual meeting of shareholders, and who shall hold office until their successors are elected and qualify. Any two or more offices may be held by the same person.

5.2   The President. The President shall preside at all meetings of shareholders and directors, shall have general supervision of the affairs of the corporation, and shall perform all such other duties as are incident to such office or are properly required of the President by the Board.

5.3   Vice Presidents. During the absence or disability of the President, the Executive Vice Presidents, if any, and the Vice Presidents in the order designated by the Board, shall exercise all the functions of the President. Each Vice President shall have such powers and discharge such duties as may be assigned to the Vice President from time to time by the Board.

5.4   Secretary and Assistant Secretaries. The Secretary shall issue notices for all meetings, except for notices for special meetings of the shareholders and special meetings of the directors which are called by the requisite number of shareholders or directors, shall keep minutes of all meetings, shall have charge of the seal and the corporate books, and shall make such reports and perform such other duties as are incident to such office, or are properly required of the Secretary by the Board. The Assistant Secretary, or Assistant Secretaries, in the order designated by the Board, shall perform all of the duties of the Secretary during the absence or disability of the Secretary, and at other times may perform such duties as are directed by the President or the Board.

5.5   The Treasurer. The Treasurer shall have the custody of all monies and securities of the corporation and shall keep regular books of account. The Treasurer shall disburse the funds of the corporation in payment of the just demands against the corporation or as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the Board from time to time, as may be required of the Treasurer, an account of all such transactions as Treasurer and of the financial condition of the corporation. The Treasurer shall perform such other duties incident to such office or that are properly required of the Treasurer by the Board. The Assistant Treasurer, or Assistant Treasurers in the order designated by the Board, shall perform all of the duties of the Treasurer in the absence or disability of the Treasurer, and at other times may perform such other duties as are directed by the President or the Board.

5.6   Delegation. In the case of absence or inability to act of any officer of the corporation and of any person herein authorized to act in such person's place, the Board may from time to time delegate the powers or duties of such officer to any other officer or any director or other person whom it may select.

5.7   Vacancies. Vacancies in any office arising from any cause may be filled by the Board at any regular or special meeting of the Board.

5.8   Other Officers. The Board may appoint such other officers and agents as it shall deem necessary or expedient, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board.

5.9   Loans. No loans shall be made by the corporation to any officer.

5.10   Term-Removal. The officers of the corporation shall hold office until their successors are chosen and qualify. Any officer or agent may be removed by the Board whenever in its judgment the best interest of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

5.11   Bonds. The Board may, by resolution, require any and all of the officers to give bonds to the corporation, with sufficient surety or sureties, conditioned for the faithful performance of the duties of their respective offices, and to comply with such other conditions as may from time to time be required by the Board.

5.12   Salaries. The salaries, if any, of the officers shall be fixed from time to time by the Board, and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the corporation.

ARTICLE VI.
DIVIDENDS AND FINANCE

6.1   Dividends. The Board may, from time to time, declare and the corporation may pay dividends on its outstanding shares in cash, property, or its own shares, except when the corporation is insolvent or when the payment thereof would render the corporation insolvent or when the declaration or payment thereof would be contrary to any restrictions contained in the Articles of Incorporation subject to the following provisions:

(1)   Except as otherwise provided in this Section, dividends may be declared and paid in cash or property only out of:

(a)   The unreserved and unrestricted net earned surplus of the corporation, or

(b)   The unreserved and unrestricted net earnings of the current fiscal year and the next preceding fiscal year taken as a single period. No dividend out of unreserved and unrestricted net earnings so computed shall be paid which would reduce the net assets of the corporation below the aggregate preferential amount payable in the event of voluntary liquidation to the holders of shares having preferential rights to the assets of the corporation in the event of liquidation.

(2)   Dividends may be declared and paid in its own treasury shares.

(3)   Dividends may be declared and paid in its own authorized but unissued shares out of any unreserved and unrestricted surplus of the corporation upon the following conditions:

(a)   If a dividend is payable in its own shares having a par value, such shares shall be issued at not less than the par value thereof and there shall be transferred to stated capital at the time such dividend is paid an amount of surplus equal to the aggregate par value of the shares to be issued as a dividend.

(b)   If a dividend is payable in its own shares without par value, such shares shall be issued at such stated value as shall be fixed by the Board by resolution adopted at the time such dividend is declared, and there shall be transferred to stated capital at the time such dividend is paid an amount of surplus equal to the aggregate stated value so fixed in respect of such shares; and the amount per share so transferred to stated capital shall be disclosed to the shareholders receiving such dividend concurrently with the payment thereof.

6.2   Reserves. Before making any distribution of earned surplus, there may be set aside out of the earned surplus of the corporation such sum or sums as the directors from time to time in their absolute discretion deem expedient as a reserve fund to meet contingencies, or for equalizing dividends, or for maintaining any property of the corporation, or for any other purpose; and any earned surplus of any year not distributed as dividends shall be deemed to have been thus set apart until otherwise disposed of by the Board.

6.3   Depositories. The monies of the corporation shall be deposited in the name of the corporation in such bank or banks or trust company or trust companies as the Board shall designate, and shall be drawn out only by check or other order for payment of money signed by such persons and in such manner as may be determined by resolution of the Board.

ARTICLE VII.
NOTICES

Except as may otherwise be required by law, any notice to any shareholder or director may be delivered personally or by mail. If mailed, the notice shall be deemed to have been delivered when deposited in the United States mail, addressed to the addressee at his last known address in the records of the corporation, with postage thereon prepaid.

ARTICLE VIII.
INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS

8.1   Definitions.

(a)   "Director" means any person who is or was a director of the corporation and any person who, while a director of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan.

(b)   "Corporation" includes any domestic or foreign predecessor entity of the corporation in a merger, consolidation, or other transaction in which the predecessor's existence ceased upon consummation of such transaction.

(c)   "Expenses" includes attorneys' fees.

(d)	"Official capacity" means: (i) When used with respect to a director, the office of director in the corporation, and (ii) when used with respect to a person other than a director as contemplated in Section 8.10 of this Article, the elective or appointive office in the corporation held by the officer or the employment or agency relationship undertaken by the employee or agent in behalf of the corporation, but in each case does not include service for any other foreign or domestic corporation or any partnership, joint venture, trust, other enterprise, or employee benefit plan.

(e)	"Party" includes a person who was, is, or is threatened to be, made a named defendant or respondent in a proceeding.

(f)	"Proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative.

8.2	Director Indemnification. The corporation shall indemnify any person made a party to any proceeding (other than a Proceeding referred to in Section 8.3 of this Article), by reason of the fact that he is or was a director, against judgments, penalties, fines, settlements and reasonable Expenses actually incurred by him in connection with such Proceeding if:

(a)	He conducted himself in good faith, and: (i) in the case of conduct in his own official capacity with the corporation, he reasonably believed his conduct to be in the corporation's best interests, or (ii) in all other cases, he reasonably believes his conduct to be at least not opposed to the corporation's best interests; and

(b)	In the case of any criminal Proceeding, he had no reasonable cause to believe his conduct was unlawful.

The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself be determinative that the person did not meet the requisite standard of conduct set forth in this subsection.

8.3	Expenses. The corporation shall indemnify any person made a party to any proceeding by or in the right of the corporation, by reason of the fact that he is or was a director, against reasonable expenses actually incurred by him in connection with such proceeding if he conducted himself in good faith, and:

(a)	In the case of conduct in his official capacity with the corporation, he reasonably believed his conduct to be in its best interests; or

(b)	In all other cases, he reasonably believed his conduct to be at least not opposed to its best interests; provided that no indemnification shall be made pursuant to this Section in respect of any proceeding in which such person shall have been adjudged to be liable to the corporation.

8.4	Exclusion. A director shall not be indemnified under Section 8.2 or 8.3 of this Article in respect to any Proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he shall have been adjudged to be liable on the basis that personal benefit was improperly received by him.

8.5	Court Authority. Unless otherwise limited by the Articles of Incorporation:

(a)   A director who has been wholly successful, on the merits or otherwise, in the defense of any proceeding referred to in Section 8.2 or 8.3 of this Article shall be indemnified against reasonable expenses incurred by him in connection with the proceeding; and

(b)   A court of appropriate jurisdiction upon application of a director and such notice as the court shall require shall have authority to order indemnification in the following circumstances: (i) if the court determines a director is entitled to reimbursement under (a) of this subsection, the court shall order indemnification, in which case the director shall be entitled to recover the expenses of securing such reimbursement; or (ii) if the court determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not he has met the standards set forth in Section 8.2 or 8.3 of this Article or has been adjudged liable under Section 8.4 of this Article, the court may order such indemnification as the court shall deem proper, except that indemnification with respect to any proceeding referred to in Section 8.3 of this Article and with respect to any proceedings in which liability shall have been adjudged pursuant to Section 8.4 of this Article shall be limited to Expenses.

8.6   Corporate Approval. No indemnification under Section 8.2 or 8.3 of this Article shall be made by the corporation unless authorized in the specific case after a determination that indemnification of the director is permissible in the circumstances because he has met the standard of conduct set forth in the applicable Section. Such determination shall be made:

(a)   By the Board by a majority vote of a quorum consisting of directors not at the time parties to such proceedings; or

(b)   If such a quorum cannot be obtained, then by a majority vote of a committee of the Board, duly designated to act in the matter by a majority vote of the full Board (in which designation directors who are parties may participate), consisting solely of two or more directors not at the time parties to such proceeding; or

(c)   In a written opinion by legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services within the past three years for the corporation or any party to be indemnified, selected by the Board or a committee thereof by vote as set forth in (a) or (b) of this subsection, or if the requisite quorum of the full Board cannot be obtained therefor and such committee cannot be established, by a majority vote of the full Board (in which selection directors who are parties may participate); or

(d)   By the shareholders.

Authorization of indemnification and determination as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible, except that if the determination that indemnification is permissible is made by such legal counsel, authorization of indemnification and determination as to reasonableness of expenses shall be made in a manner specified in (c) of this Section for the selection of such counsel. Shares held by directors who are parties in the proceeding shall not be voted on the subject matter under this subsection.

8.7 Expenses Prior to Final Disposition. Reasonable expenses incurred by a director who is party to a proceeding may be paid or reimbursed by the corporation in advance of the final disposition of such Proceeding:

  (a) Upon receipt by the corporation of a written undertaking by or on behalf of the director to repay such amount if it shall ultimately be determined that the director has not met the standard of conduct necessary for indemnification by the corporation as authorized by this section; and

  (b) Either:

   (i) After a determination, made in the manner specified by Section 8.6 of this Article, that the information then known to those making the determination (without undertaking further investigation for purposes thereof) does not establish that indemnification would not be permissible under Section 8.2 or 8.3 of this Article; or
   (ii) Upon receipt by the corporation of a written affirmation by the director of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation as authorized in this section.

  The undertaking required by (a) of this subsection shall be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make the repayment.

  Payments under this subsection may be authorized in the manner specified in Section 8.6 of this Article.

8.8 Intentional Acts. Any corporation shall have power to make or agree to any further indemnity, including advance of expenses, to any director that is authorized by the articles of incorporation, any bylaw adopted or ratified by the shareholders, or any resolution adopted or ratified, before or after the event, by the shareholders, provided that no such indemnity shall indemnify any director from or on account of acts or omissions of such director finally adjudged to be intentional misconduct or a knowing violation of law, or from or on account of conduct of such director finally adjudged to be in violation of, from or on account of any transaction with respect to which it was finally adjudged that such director personally received a benefit in money, property, or services to which the director was not legally entitled. Unless the articles of incorporation, or any such bylaw or resolution provide otherwise, any determination as to any further indemnity shall be made in accordance with Section 8.6 of this Article. Each such indemnity may continue as to a person who has ceased to be a director and may inure to the benefit of the heirs, executors, and administrators of such a person.

8.9 Officer Indemnification. For purposes of this Article, the corporation shall be deemed to have requested a director to serve an employee benefit plan where the performance by him of his duties to the corporation also imposes duties on, or otherwise involves services by, him to the plan or participants or beneficiaries of the plan; excise taxes assessed on a director with respect to an employee benefit plan pursuant to applicable law shall be deemed "fines"; and action taken or omitted by him with respect to an employee benefit plan in the performance of his duties for a purpose reasonably believed by him to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

8.10 Insurance. The corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as an officer, employee or agent of another corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article.

8.11 Employee and Agent Indemnification. The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as an officer, employee or agent of another corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article.

8.12 Indemnification Report. Any indemnification of a director in accordance with this Article, including any payment or reimbursement of expenses, shall be reported to the shareholders with the notice of the next shareholders' meeting or prior thereto in a written report containing a brief description of the proceedings involving the director being indemnified and the nature and extent of such indemnification.

ARTICLE IX.
BOOKS AND RECORDS

The corporation shall keep correct and complete books and records of account and shall keep minutes of the proceedings of its shareholders and Board; and shall keep at its registered office or principal place of business, or at the office of its transfer agent or registrar, a record of its shareholders, giving the names and addresses of all shareholders and the number and class of the shares held by each. Any books, records, and minutes may be in written form or any other form capable of being converted into written form within a reasonable time.

ARTICLE X.
AMENDMENTS

10.1 By Shareholders. These Bylaws may be altered, amended or repealed by the affirmative vote of a majority of the voting stock issued and outstanding at any regular or special meeting of the shareholders.

10.2 By Directors. The Board shall have power to make, alter, amend and repeal the Bylaws of this corporation. However, any such Bylaws, or any alteration, amendment or repeal of the Bylaws, may be changed or repealed by the holders of a majority of the stock entitled to vote at any shareholders' meeting.

10.3 Emergency Bylaws. The Board may adopt emergency Bylaws, to repeal or change by action of the shareholders, which shall be operative during any emergency in the conduct of the business of the corporation resulting from an attack on the United States or any nuclear or atomic disaster.

ARTICLE XII.
CONTROL SHARE ACQUISITION ACT

The Corporation chooses not to be subject to the provisions of the Control Share Acquisition Act of the Idaho Statutes.

ARTICLE XIIII.
BUSINESS COMBINATION ACT

The corporation elects not to be subject to the provisions of the Business Combinations Act of the Idaho Statutes.

Adopted by resolution of the corporation's Board on the 8th day of December 2007.

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Dennis O'Brien, Secretary